SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 9)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013, and amended on April 2, 2013, April 3, 2013, April 4, 2013, April 5, 2013, April 12, 2013, April 22, 2013, April 23, 2013, and April 24, 2013 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013, as amended on April 4, 2013, April 5, 2013, April 12, 2013, April 22, 2013, April 23, 2013, April 24, 2013, and April 25, 2013 (the “Schedule TO”), to purchase all outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, without interest (less any applicable withholding tax), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2013 and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto (which, as amended or supplemented from time to time, together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

Completion of the Offer

At 12:00 midnight, New York City time, on Thursday, April 25, 2013 (which was one minute after 11:59 p.m., New York City time, on Wednesday, April 24, 2013), the Offer expired as scheduled, and was not extended. Purchaser and Parent have been advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 14,708,133 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 84.12% of the 17,484,138 outstanding Shares as of 12:00 midnight, New York City time, on April 25, 2013. Additionally, the Depositary has advised Purchaser and Parent that, as of the expiration of the Offer, an additional 938,189 Shares had been tendered by notice of guaranteed delivery. The Purchaser has accepted for payment all Shares validly tendered into the Offer and not properly withdrawn.

As a result, the minimum tender condition has been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has advised the Company that, pursuant to the terms of the Merger Agreement, it intends to exercise the Top-Up Option to purchase, at a price per Share equal to $24.00, an aggregate number of additional Shares that, when added to the number of Shares owned by Purchaser immediately prior to the exercise of the Top-Up Option, results in Purchaser owning one Share more than 90% of the Shares then outstanding (on a fully-diluted basis).

Following the purchase of Shares tendered into the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent have informed the Company that they intend to consummate a short-form merger through which Purchaser will merge with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the Merger Effective Time, other than (i) Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Merger Effective Time or held by the Company immediately prior to the Merger Effective Time, all of which will be cancelled and cease to exist, and (ii) Shares held by stockholders of the Company who properly exercised their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount of cash equal to the Offer Price of $24.00 per Share, without interest (less any applicable withholding taxes). All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Parent has informed the Company that, promptly following consummation of the Merger, it intends to cause all Shares to be delisted from the Nasdaq and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

By:	/s/ Albert F. Hummel
Name:	Albert F. Hummel
Title:	President & Chief Executive Officer

Dated: April 25, 2013